

September 24, 2010

Mr. Jimmy Chow Chun Man, Chief Financial Officer
China Enterprises Limited
Unit 3101, 31st Floor, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

      RE: China Enterprises Limited
               Form 20-F for the Fiscal Year ended December 31, 2008
               File No. 1-12126

Dear Mr. Man:

We have reviewed your response letter dated September 22, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items described at the end of our comment letter dated August 10, 2010. These acknowledgements were not provided with your response letter dated September 22, 2010. Please provide the requested acknowledgements in writing from management with your next response letter.

2. We have reviewed your response to prior comment 3 from our letter dated August 10, 2010. We will evaluate your response when provided.

3. We have reviewed your responses to prior comments 5 through 7 and 13 from our letter dated August 10, 2010. Please file an amendment to your Form 20-F to comply with these previously issued comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief